EXHIBIT 77D
for Strategist Tax Free Income Fund, Inc.


At the Board of Directors meeting held on November 23, 1998, the following investment policies were eliminated:

     The Fund will not pledge or mortgage its assets beyond 15% of total assets.

     The Fund will not invest more than 5% of its total assets in securities whose issuer or guarantor of principal and interest has been in operation for less than three years.

     The Fund will not invest more than 5% of its net assets in warrants.

     The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

     The Fund will not purchase securities of an issuer if the board members and officers of the Fund, the Portfolio and the Advisor hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund, the Portfolio and Advisor who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Fund will not purchase securities of that issuer.